EXHIBIT 23.1


                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
CenturyTel, Inc.:


We consent to incorporation by reference in the registration statement (No. 33-46562) on Form S-8 of CenturyTel, Inc. of our report dated June 14, 2002 relating to the statements of net assets available for benefits of CenturyTel Union Retirement Savings Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and related financial statement schedule as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of CenturyTel, Inc. Union Retirement Savings Plan and Trust.



KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
June 28, 2002